EXHIBIT 8.1—MATERIAL SUBSIDIARIES

Our operations are conducted principally by Companhia de Bebidas das Américas — AmBev (“AmBev”), and, in the case of our HILA and North American operations, by direct and indirect subsidiaries of AmBev. The following is a list of the significant companies that AmBev controlled, either directly or indirectly, as of December 31, 2006:

•     AmBev owns 100% of Labatt Holding ApS (incorporated in Denmark) which owns 100% of Labatt Brewing Co. Ltd. (incorporated in Canada). These entities explore the production of beer in Canada.

•     AmBev owns a 97.42% voting interest and a 91.18% economic interest in Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”). Quinsa, through its subsidiaries, produces and sells beer and soft drinks in Argentina and other South American countries.

•     Arosuco Aromas e Sucos Ltda. (“Arosuco”) (incorporated in Brazil). Arosuco produces concentrates for our soft drinks and crowns. AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

•     Eagle Distribuidora de Bebidas S.A. (incorporated in Brazil). AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

•     Jalua Spain S.L. (incorporated in Spain). AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

•     Monthiers S.A. (incorporated in Uruguay). AmBev controls indirectly 100% of the voting and total equity of this entity.